Exhibit 99.13

Abaxx Updates Q1 2022 Development Activities and Upcoming
Business Milestones

TORONTO, May 6, 2022 -- Abaxx Technologies Inc., (NEO:ABXX)(OTCQX:ABXXF) (“Abaxx” or the “Company”), a financial software company, majority shareholder of Abaxx Singapore Pte. Ltd., the Abaxx Commodity Exchange (ACX), and producer of the SmarterMarkets™ Podcast, summarizes activities from Q1 2022 and the progress of the Company’s business plans for the remainder of Q2 2022.

Highlights:

-	Pandemic and sanctions on Russia put LNG at center of global energy security strategy
-	Volatile LNG prices drive recognition of the need for physically-delivered LNG futures contracts to enable transparent pricing and central counterparty (CCP) credit risk mitigation
-	Opportunities for Abaxx infrastructure and risk management applications have increased
-	Abaxx Exchange adds supplemental technology developers Exberry and Baymarkets
-	SmarterMarkets™ Podcast concludes its “Demystifying the Carbon Markets” series and begins its commodity risk series: “Systems at Risk”
-	Abaxx to hold investor update call on Tuesday, May 17th, 2022 at 10:00am EST (Eastern Standard Time)

Dear Shareholders,

LNG supply and security dynamics have moved to the forefront of the geopolitical economic agenda. The need has never been as acute, and opportunity has never been so large for the infrastructure and tools Abaxx is developing for the LNG marketplace specifically, and commodities generally. Abaxx Exchange’s structure of a trade order book and central clearing house has been positioned from the formation of the company for these market trends.

Abaxx participation in Q1 at the Futures Industry Association (FIA), Financial Times Global Commodities Summit, and IHS CERA Energy Trading Week confirmed the importance of solutions related to the commercial consequences of recent price volatility including:

1.	the critical need for a physically-delivered, centrally-cleared LNG benchmark futures contracts for reliable hedging and counterparty risk management, and seller of last resort market coordination

2.	the traders’ need for solutions for liquidity pressures created by inefficient margin and collateral usage

Both the FIA and Commodity Futures Trading Commission (CFTC) have recently reported volumes and customer fund balances in futures accounts hit all-time records. The steep change in margin requirements as a result of volatility are a persistent challenge. In addition, the growth in hedging in Asia and new asset classes are demand drivers for our clearing services.

Our commercial team is in constant engagement with a core group of FCMs and clearing members preparing to launch the Exchange. The objective of this development work will be reflected in the capability for Abaxx Exchange to assist in the further reduction of the risks in credit extension by providing more effective hedging instruments and quicker clearing.

There are concurrent development streams ongoing in preparation for the commercial roll out: 1. The Abaxx Technology Suite and 2. The Abaxx Exchange trade order system and central clearing house. The systems are mutually beneficial but not interdependent. Several of the console applications currently in testing will be available to Exchange users in advance of the full commercial launch of the futures products.

Abaxx Technology Suite

Successful testing of the core features of the technology modules include: user testing of proprietary self- sovereign identity, credentialed-user login built on ID++, secure upload/management of test agreements, and testing of two-party bilateral trades linked to the Abaxx GreenHouse Gas (GHG) Protocol.

The rollout and beta launch of the console modules that are core to the Exchange are preceding the futures products and are being introduced to LNG and Carbon trading clients for use in their bi-lateral trading activities. Testing is ongoing and anticipated to be scaled up in Q3-Q4 of 2022.

Abaxx Exchange Product Developments

ACX, through its subsidiaries in Singapore have entered into software agreements with OM2 Ventures Ltd. (dba Exberry) and Baymarkets AS to augment trading, post trade and risk management capabilities. The features and functionality made available through these agreements are intended to enhance the firm’s ability to more seamlessly introduce, integrate and deploy future features, marketplace capabilities and proprietary software upgrades consistent with the Company’s long term objectives. The company will continue to develop its exchange and post trade services technology capabilities by combining proprietary middleware and third-party software. We closed Q1 2022 with a decision to expand our technology development build which was initially planned as a Phase 2 future functionality set.

These features are supplemental for market acceptance, competitive strength, and risk reduction. Timing for the finalization of Exchange and Clearing member contractual onboarding will still require proof of efficacy and technical integration with FCMs. Specific dates for member and clearing member onboarding can only be approximated based upon the completion of the additional software and will be updated via the continuous disclosure mandate and as confirmed by the regulatory process and FCM partners.

The launch of the Abaxx Exchange remains in process pending the satisfaction of the regulatory conditions listed in the Approval In Principle (AIP) letters. Abaxx Exchange has received regulatory AIP, as a Recognized Market Operator (“RMO”) and Approved Clearing House (“ACH”) with the Monetary Authority of Singapore (“MAS”), on September 7, 2020, and August 25, 2021, respectively. The Company is continuing its engagement with regulators regarding timelines for obtaining the final licenses in coordination with clearinghouse finalization and technical integration with launch members.

SmarterMarkets™ Podcast Series: Demystifying Carbon Markets and Commodities Systems at Risk

SmarterMarkets™ Media concludes a fourteen part series delving deep into everything from Article 6 of the Paris Agreement to solutions for channeling financial capital to scale Voluntary Carbon Markets. Industry experts included David Antonioli, CEO of Verra, and David Shukman, former BBC Climate Journalist, Barbara Barsma, CEO of Rabo Carbon Bank and several others.

The next planned series, Commodities Systems at Risk, covers ways pandemic and war, supply-chain disruptions and economic sanctions, are testing our markets and risk management systems, revealing weaknesses and potential points of failure. We invite industry experts in market risk management who ensure the security and circulation of the food, energy, and materials we need. Guests will include Walt Lukken, President and CEO of the FIA, Bob Anderson, Head of the CCRO, and Craig Pirrong, Professor of Finance at the University of Houston

Q2 2022 Business Update Investor Call

The Company plans to host a quarterly business update investor presentation, to provide a business update and respond to investor questions.

The Company will hold the investor presentation via Zoom Meetings on Tuesday May 17, 2022 at 10:00a.m. Eastern Standard Time Zone (EST). The Company invites current and prospective shareholders to attend this quarterly business update and Q&A session with the Abaxx executive team. Attendees may email their questions in advance to ir@abaxx.tech.

Registration will be required to access the meeting. Following the presentation, a recording of the session will be made available on the Abaxx Investor Relations website at investors.abaxx.tech.

PRESENTATION DETAILS

DATE	Tuesday, May 17nd, 2022
TIME	10:00 AM Eastern Standard Time (EST)
LOCATION	Zoom Meeting To receive the meeting link and passcode, please register here.
QUESTIONS	Please submit questions ahead of the presentation to: ir@abaxx.tech.

About Abaxx Technologies

Abaxx is a development stage financial software company creating proprietary technological infrastructure for both global commodity exchanges and digital marketplaces. The company’s formative technology increases transaction velocity, data security and facilitates improved risk management in the majority owned Abaxx Singapore Pte. Ltd. (“ACX”, or “Abaxx.Exchange”) - a commodity futures exchange seeking final regulatory approvals as a Recognized Market Operator (“RMO”) and Approved Clearing House (“ACH”) with the Monetary Authority of Singapore (“MAS”). Abaxx is a founding shareholder in Base Carbon Corp. and the creator and producer of the SmarterMarkets™ podcast.

For more information please visit abaxx.tech, abaxx.exchange and SmarterMarkets.media

About Exberry

Exberry delivers a purpose-built exchange infrastructure regardless of the asset class or opportunity. The core technology is deployed to enhance existing exchanges’ limited capabilities or to serve as the base for trading new digital assets.

Exberry’s technology and software engineering heritage, combined with strategic business counsel, can quickly scale with business growth and is easy to integrate into new and existing ecosystems through well- documented APIs and easy-to-access sandboxes. Exberry also launched Nebula, a unique turnkey solution that provides its clients & partners a full exchange and marketplace solution.

About Baymarkets

Baymarkets AS is an independent vendor of clearing systems for the financial markets and has been operating since 2007.

Baymarkets AS, is a provider of FinTech solutions to the financial services industry. Baymarkets experience has been gained building and operating multi-asset exchange and OTC trading and clearing solutions for some of the largest firms in the industry. These include banks, brokers, exchanges, CCPs and technology providers.

Media and investor inquiries:

Abaxx Technologies Inc.

Paris Golab, Head of Investor Relations

Tel: +1 246 271 0082

E-mail: ir@abaxx.tech

Forward-Looking Statements

This News Release includes certain “forward-looking statements” which do not consist of historical facts. Forward-looking statements include estimates and statements that describe Abaxx or the Company’s future plans, objectives or goals, including words to the effect that Abaxx expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “seeking”, “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although these statements are based on information currently available to Abaxx, Abaxx does not provide any assurance that actual results will meet management’s expectations. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward looking information in this news release includes, but is not limited to, Abaxx’ objectives, goals or future plans, statements, timing of the commencement of operations and estimates of market conditions. Such factors include, among others: risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for Abaxx to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on Abaxx and the industry; network security risks; the ability of Abaxx to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Abaxx include but are not limited to: operations in foreign jurisdictions, protection of intellectual property rights, contractual risk, third party risk; clearinghouse risk, malicious actor risks, third- party software license risk, system failure risk, risk of technological change; dependence of technical infrastructure, an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of commodities, capital market conditions, restriction on labour and international travel and supply chains. Abaxx has also assumed that no significant events occur outside of Abaxx’ normal course of business.

Abaxx cautions that the foregoing list of material factors is not exhaustive. In addition, although Abaxx has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. When relying on Abaxx forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Abaxx has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Abaxx as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. Abaxx does not undertake to update this information at any particular time except as required in accordance with applicable laws. The NEO Exchange does not accept responsibility for the adequacy or accuracy of this press release.

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